Western Asset Emerging Markets Debt Fund Inc.
Announces Completion of Merger and Share Conversion
Price

NEW YORK, September 14, 2009 / Business Wire /
-- Western
Asset Emerging Markets Debt Fund Inc., which is listed on the New York Stock Exchange under the symbol ESD, announced today the completion of the merger with Western Asset Emerging Markets
Floating Rate Fund Inc. Effective prior to the opening of business today, shareholders of Western
Asset Emerging Markets Floating Rate Fund Inc.
(which previously traded on the New York Stock
Exchange under the symbol EFL) became
shareholders of Western Asset Emerging Markets
Debt Fund Inc.

Each share of common stock of Western Asset
Emerging Markets Floating Rate Fund converted into an equivalent dollar amount (to the nearest
$0.001) of full shares of common stock of Western
Asset Emerging Markets Debt Fund, based on the net asset value per share of each Fund calculated at the close of business on Friday, September 11, 2009.
Western Asset Emerging Markets Debt Fund reported a net asset value per share of $18.92 and Western
Asset Emerging Markets Floating Rate Fund reported a net asset value per share of $11.98 as of the close of business on Friday, September 11, 2009.
The conversion ratio was calculated at 0.632910 common shares of Western Asset Emerging Markets
Debt Fund for each common share of Western Asset
Emerging Markets Floating Rate Fund. Western Asset
Emerging Markets Debt Fund did not issue any fractional shares to Western Asset Emerging Markets
Floating Rate Fund shareholders. In lieu thereof,
Western Asset Emerging Markets Debt Fund purchased all fractional shares at the current net asset value of the shares and remitted the cash proceeds to former Western Asset Emerging Markets Floating
Rate Fund shareholders in proportion to their fractional shares.

As of the close of business on September 11, 2009, the post-merger net assets of Western Asset Emerging
Markets Debt Fund Inc. totaled $581,594,240 and its net asset value per common share was $18.92 based on approximately 30,738,450 shares outstanding.

Western Asset Emerging Markets Debt Fund Inc. is a closed-end, non-diversified management investment company. Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., serves as the Funds investment manager and Western Asset
Management Company, an affiliate of the investment manager, serves as the Funds sub-adviser.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Funds web site at www.leggmason.com/cef.

All data and commentary provided within this press release is for informational purposes only. Legg
Mason, Inc. and its affiliates do not engage in the sale of shares of the Fund. The Funds shares are traded on the New York Stock Exchange.


Brenda Grandell, Director, Closed-End Funds,
Legg Mason & Co.,
LLC, 212-857-8987